CONSENT OF AUTHOR

July 24, 2012

Pacific Rim Mining Corp.
#1050 – 625 Howe Street
Vancouver, BC
V6C 2T6

Dear Sirs/Mesdames:

Re:	Pacific Rim Mining Corporation
Consent

The undersigned hereby consents to being named in the Annual Report on Form 20-F for the year ended April 30, 2012 (the “Form 20-F”).

I confirm: that I have read the Form 20-F and have no reason to believe that there are any misrepresentations in the information contained therein or that the written disclosure contains any misrepresentation; that the information contained therein accurately represents the information that supports the written disclosure; and that such matters are within my knowledge as a result of the services performed by me.

Sincerely,

William Gehlen
Vice President, Exploration
Pacific Rim Mining Corp.